FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 17th September 2007

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):						Royal Dutch Shell plc (A shares and A ADRs)
2. Reason for the notification
An acquisition or disposal of voting rights						Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation (iii):						Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.) (iv):
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):						12 September 2007
6. Date on which issuer notified:						14 September 2007
7. Threshold(s) that is/are crossed or reached:						Below 3%
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)
	Number of Shares	Number of Voting Rights (viii)	Number of shares		Number of voting rights (ix)		% of voting rights
			Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
A Shares Euro 0.07 (GB00B3MLX29)	86,430,589	86,430,589		86,038,595		86,038,595		2.3712%
A American Depositary Receipts (US7802592060)	11,303,195	22,606,390		11,283,395		22,566,790		0.6219%
B: Financial Instruments
Resulting situation after the triggering transaction (xii)
Type of financial instrument	Expiration date (xiii)	Exercise/Conversion Period/ Date (xiv)		Number of voting rights that may be acquired if the instrument is exercised/converted			% of voting rights
N/A
Total (A+B)
Number of voting rights			% of voting rights
108,605,385			2.9931%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Capital Guardian Trust Company Capital International Limited Capital International S.A. Capital International Inc			70,806,537 20,516,462 9,281,078 8,001,308			1.951% 0.565% 0.256% 0.221%

Proxy Voting:
10. Name of the proxy holder:					N/A
11. Number of voting rights proxy holder will cease to hold:					N/A
12. Date on which proxy holder will cease to hold voting rights:					N/A
13. Additional information:
14. Contact name:					Mark Edwards
15. Contact telephone number:					+44 20 734 2817
Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)					Capital Group International, Inc
Contact address (registered office for legal entities)					11100 Santa Monica Blvd., 15th Floor, Los Angeles, California 90025
Phone number & email					(213) 615 0469 CRGroup@capgroup.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)
Full name					Gina Martinez
Contact address					11100 Santa Monica Blvd., 15th Floor, Los Angeles, California 90025
Phone number					(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)					Fax (213) 486-9698
C: Additional information

Commencing 20 January 2007, The Capital Group Companies, Inc., no longer reports ownership of securities. Capital Group International, Inc and Capital Research and Management Company now report relevant holdings separately for the purposes of the new DTR Handbook.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 17 September 2007